UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

EXPLANATORY NOTE

Allot Communications Ltd. (NASDAQ: ALLT) (the “Company”) today announced the results of its Annual Meeting of Shareholders held on November 10, 2010, at the Company’s offices located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel.

At the Annual Meeting of Shareholders, the shareholders adopted the following resolutions:

1.	To reelect the Chairman of the board of directors of the Company, Shraga Katz, as a Class I director, to serve for a three-year term in accordance with the Company’s Articles of Association.

2.	To approve an amendment to the compensation plan of Shraga Katz, further to the approval of the compensation committee, audit committee and the board of directors.

3.
To approve the compensation plan of each of the members of the board of directors, Eyal Kishon, Shai Saul and Yigal Jacoby, further to the approval of the compensation committee, audit committee and the board of directors.

4.	To approve the grant of stock options to Yigal Jacoby, our Class III director, further to the approval of the compensation committee, audit committee and the board of directors.

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010 and until the 2011 annual meeting of shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

Only shareholders of record as of the close of business on October 1, 2010 were entitled to vote at the meeting. A total of 12,733,335 shares, representing approximately 55% of the Company’s total outstanding shares were represented at the meeting.

Shraga Katz who was reelected to serve as a Class I director has served as the Chairman of our board of directors since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized for over 20 years in the communications industry. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and Chief Executive Officer until mid 2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz holds a B.Sc. from the Technion - Israel Institute of Technology and an M.B.A. from Tel Aviv University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLOT COMMUNICATIONS LTD.

By:	/s/ Nachum Falek
Name: Nachum Falek
Title: Chief Financial Officer

        Date: November 10, 2010